■ EX-99.1.
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO-MEXICO
— Total Asset (KRW): 28,227,000,000
— Total Equity (KRW): 28,227,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 28,227,000,000
— Purpose of the company : to produce and sell the automotive flat product
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 63
5. Date of Addition: January 31, 2007
6. Others
— The above amount is applied with the exchange rate on Jan. 31. 2007 (¥/$:940.90). Total capital of POSCO-MEXICO in USD is U$ 30 Million
— POSCO and POSCAN, a foreign subsidiary of POSCO, invested 52.3% and 47.7% of the total investment, respectively.